Exhibit 99.1

Uxin Announces Change of Chief Financial Officer

BEIJING, January 22, 2021 (GLOBE NEWSWIRE) — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced that Mr. Zhen Zeng has tendered his resignation as the Company’s Chief Financial Officer for personal reasons. The Company’s board of directors has appointed Mr. Feng Lin, Uxin’s Vice President of finance, as the new Chief Financial Officer, effective immediately. Mr. Zeng and Mr. Lin will work together closely to ensure a smooth transition. Going forward, Mr. Zeng will continue to serve as an advisor to the Company on capital markets related matters.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are pleased to announce that Feng will take on his new role as Uxin’s Chief Financial Officer. Since joining as Vice President of finance in 2019, Feng has played an instrumental role in the day-to-day management of the Company’s finance function. We believe that Feng’s extensive experience and dedication will strengthen the Company’s corporate strategy and overall financial management. We would also like to sincerely thank Zhen for his considerable efforts and contributions during his tenure as CFO. Zhen has been a trusted partner and has helped Uxin achieve various milestones over the last 10 years. We wish him the very best in his future endeavors.”

Mr. Feng Lin joined Uxin as Vice President of finance in August 2019. He has over 15 years of experience overseeing finance and operations at multinational corporations across technology, financial, and real estate industries. Prior to joining the Company, Mr. Lin was the Vice General Manager of finance at China Fortune Land Development, where he managed corporate planning and group controlling. Prior to that, he served as finance Director at Lenovo, and earlier as Financial Controller at Microsoft. Mr. Lin had also served at HSBC Bank, Capital One Financial Corporation, and PricewaterhouseCoopers. Mr. Lin holds a double bachelor of science degree in geophysics and economics from Peking University. He received both an MBA degree and an MPP degree from The University of Chicago.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:
Nancy Song
Uxin Investor Relations
Tel: +86 10 5691-6765
Email: ir@xin.com

Eric Yuan
Christensen
Tel: +86 10 5900 1548
Email: uxin@christensenir.com